Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports record full-year 2016 net sales and net income
Orders for EUV lithography systems show strong customer commitment for production insertion

VELDHOVEN, the Netherlands, January 18, 2017 - ASML Holding N.V. (ASML) today publishes its 2016 fourth-quarter and full-year results.

•	Q4 net sales of EUR 1.91 billion, gross margin 47.2 percent, including the effects of purchase price allocation for the HMI acquisition, which closed as planned in Q4

•	Full-year net sales EUR 6.79 billion, gross margin 44.8 percent, net income EUR 1.47 billion

•	ASML proposes a dividend of EUR 1.20 per share, a 14 percent increase from the previous year

•	ASML took orders for six NXE:3400 Extreme Ultraviolet (EUV) systems in the fourth quarter, bringing the EUV backlog to 18 systems for a value of around EUR 2 billion

•	ASML guides Q1 2017 net sales approximately EUR 1.8 billion and a gross margin around 47 percent

(Figures in millions of euros unless otherwise indicated)	Q3 2016	Q4 2016	FY 2015	FY 2016
Net sales	1,815	1,907	6,287	6,795
...of which service and field option sales	577	684	2,050	2,224

Other income (Co-Investment Program)	23	23	83	94

New systems sold (units)	38	34	144	139
Used systems sold (units)	2	4	25	18
Average Selling Price (ASP) of net system sales	31.0	32.2	25.1	29.1

Net bookings	1,415	1,580	4,639	5,396
Systems backlog	3,462	3,961	3,184	3,961

Gross profit	834	901	2,896	3,044
Gross margin (%)	46.0	47.2	46.1	44.8

Net income	396	524	1,387	1,472
EPS (basic; in euros)	0.93	1.23	3.22	3.46

End-quarter cash and cash equivalents and short-term investments	4,313	4,057	3,409	4,057
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"2016 has been a remarkable year for ASML on many fronts. We delivered record financial performance, with contributions from each of our wide range of product offerings, notably Deep Ultraviolet (DUV) and Holistic Lithography. It was also the year when the industry turned the corner on the introduction of EUV. We laid the foundation for further expansion of our pattern fidelity strategy with the acquisition of Hermes Microvision Inc. We strengthened our partnership with Zeiss by agreeing to acquire a minority stake in Carl Zeiss SMT to secure the extension of EUV beyond the next decade. All of this has further anchored our leadership position in the semiconductor equipment market," ASML President and Chief Executive Officer Peter Wennink said.
"Logic chip manufacturers have built up capacity for the 10 nanometer node in 2016, and we also saw healthy demand from memory manufacturers both for DRAM and 3D NAND production. Together with solid growth in net service and field option sales, this has led to record 2016 net sales of EUR 6.8 billion. These trends are expected to continue into 2017, as evidenced by our first-quarter guidance.
"Regarding EUV, we executed on the customer-aligned productivity and availability targets, which gave customers the confidence to place a significant number of orders, leading to an EUV backlog of about EUR 2 billion. These orders show that they are committed to take EUV into production, and we expect that the first customers will start volume manufacturing with EUV at the 7 nanometer logic node and the mid-10 nanometer DRAM node. We are now moving to the next phase of EUV industrialization. We remain committed to deliver the performance requirements for customer volume manufacturing, while continuing to build up our manufacturing, supply chain and service capabilities," Wennink said.
Product and Business Highlights

•
In DUV lithography, we shipped 15 TWINSCAN NXT:1980 systems in the quarter, supporting the ramp of the 10 nanometer node as well as process development for the 7 nanometer foundry node. With the introduction of the NXT:1980, we have shortened the time to maturity, enabling a faster, more cost-effective node ramp. More customers are now recognizing the value of upgrading their existing NXT systems to the latest performance, which has supported our field upgrade sales. We also continue to support our XT and NXT systems with productivity upgrades and as part of the transition from planar to 3D NAND, we have supported a large additional number of system relocations, helping customers to optimize their ramp plans.

•	In Holistic Lithography, we successfully completed the acquisition of Hermes Microvision Inc. (HMI) and began the integration of HMI's e-beam systems into our Holistic Lithography portfolio.

•	In EUV lithography, we took orders for six TWINSCAN NXE:3400 systems in the fourth quarter. Our backlog now includes 18 EUV systems, worth almost EUR 2 billion, or about half of the total backlog.
Outlook
For the first-quarter of 2017, ASML expects net sales at approximately EUR 1.8 billion, a gross margin of around 47 percent, R&D costs of about EUR 320 million, other income of about EUR 23 million -- which consists of contributions from participants of the Customer Co-Investment Program, SG&A costs of about EUR 95 million and an effective annualized tax rate between 13 and 14 percent.
Dividend Proposal
ASML will submit a proposal to the 2017 Annual General Meeting of Shareholders to declare a dividend in respect of 2016 of EUR 1.20 per ordinary share (for a total amount of approximately EUR 515 million), compared with a dividend of EUR 1.05 per ordinary share paid in respect of 2015.
Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Through December 31, 2016, ASML has acquired 4.8 million shares under this program for a total consideration of EUR 400 million.
As announced on November 3, 2016, the share buyback program is currently paused. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 16,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Press Conference and Investor Conference Call
CEO Peter Wennink and CFO Wolfgang Nickl will host a press conference at 11:00 AM Central European Time, which will be webcast live on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.
2016 Annual Reports
ASML will publish its 2016 Integrated Report, Annual Report on Form 20-F and Statutory Annual Report on February 8, 2017. The reports will be published on our website at www.asml.com.
US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2016, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended December 31, 2016 as presented in this press release are unaudited.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the first quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by 2020, including further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the proposed minority stake in Carl Zeiss SMT, including statements that such investment will secure the extension of EUV beyond the next decade and funding for next generation EUV technology, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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